FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                    Date of filing 12 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding the company's obligation to file an announcement regarding Airwave Radio Network sent to the London Stock Exchange on
11 November 2002




                    FORCES SIGN ON TO AIRWAVE RADIO NETWORK

Released: 11 November 2002


mmO2 plc today announced that Northumbria Police will be the next force to begin using Airwave, the national emergency radio network being built by the company. Under a GBP2.9 billion, 19-year UK Government contract, mmO2 will supply fully secure digital communications to all 53 police forces in England, Scotland and Wales by the end of 2005.

The network now manages an average of 74,500 radio transmissions per day, from more than 30,000 radios in seven police forces, the British Transport Police and Lancashire Fire and Rescue Service. Over the next 12 months, the service will be delivered to around 25 further police forces, including the Metropolitan Police in late 2003. Airwave has also been adopted by the Ministry of Defence as the de facto military standard for secure UK mainland radio communications.

Airwave was procured by PITO (Police Information Technology Organisation) in February 2000 in order to provide a common communications platform for all police forces, which, until now, have procured independently. It will result in more efficient and effective policing, helping to fight crime and protect lives. The National Audit Office equated operational benefits to an additional 1,200 officers on the beat.

The system provides a number of benefits:

  - Greatly improved radio coverage and call clarity
  - Encryption - the Airwave system cannot be scanned or monitored by outsiders
  - An emergency button to enable officers to summon immediate assistance
  - Handsets which act as radios, mobile phones and data devices. The network has the capability to allow the police access to information such as the Police National Computer (PNC)

  - Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres), it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.

Peter Richardson, Managing Director of Airwave mmO2, commented: "The implementation of a completely new network and its integration into 53 police forces within three years is a major undertaking but one which the company is well on track to achieve. A large geographical area of the country is already covered by Airwave, and we have many reports of significant operational benefit."

Feedback from forces already shows that Airwave is making a positive impact on operational policing (see Notes to Editors).

Peter Walker, Chairman of ACPO (Association of Chief Police Officers) and Deputy Chief Constable of North Yorkshire which has been using the system for several months, said: "The new technology is welcomed by the police service. With the introduction of TETRA, the police service now has a significantly improved means of communication, which also leads to an improvement to the service we can provide to the public. The previous generation of radios gave ineffective coverage, a poor quality of transmission and could leave officers isolated with their safety compromised through lack of contact with the rest of the force."

Within the terms of the contract, mmO2 will design, build, own and operate the European open standard TETRA (Terrestrial Trunked Radio) network, giving comprehensive nationwide coverage. The company has separately discussed and agreed roll-out plans with each individual police force. The Government is now in the process of issuing tenders for similar network provision to the Ambulance and Fire Services, with interoperability highlighted as a key requirement.

Peter Erskine, CEO, mmO2 plc, reinforced the significance of the contract, saying: "The ability for emergency services to be able to communicate seamlessly with each other - particularly in major incidents or national emergencies - is high on the Government's agenda. With the provision of Airwave to police forces well under way, the company is in a position of strength to compete for contracts with other public safety organisations, including the fire and ambulance services.

"Airwave is a strong part of the mmO2 portfolio. It demonstrates our ability to build and manage a reliable network, brings a guaranteed revenue from a long-term contract with the Home Office, with the strong potential for expansion across all the emergency services, and, of course, is contributing significantly to making Britain a safer place."


  - ENDS -


NOTES TO EDITORS

Key Benefits of Airwave

  - For the first time ever, police will have radio coverage wherever they need it - even in radio black spots. And Airwave filters out background noise - ensuring clearer communications from the noisiest of environments, from motorways or school playgrounds to factories and night-clubs.

  - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders, so helping police stay one step ahead of criminals. And, as police forces across the country adopt the service, Airwave will help neighbouring forces communicate seamlessly with one another on the same system for the first time.

  - officers will be able to call for urgent assistance - while the service's automatic person and vehicle tracking capabilities mean that control rooms can constantly track every officer's whereabouts, ensuring any necessary assistance arrives swiftly.

  - The system's unique, multi-functional handsets double as a digital radio and mobile phone in one - and will eventually also function as data terminals - enabling officers in the field to access local and national databases, including driving licence information and records on the Police National Computer. This means that officers will be able to check information where and when they need to - much more quickly than they can at present, and without having to return to the station. Indeed, Lancashire Police are already piloting the receipt of data over the Airwave network.

Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres) it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.

The Technology

Airwave uses TETRA (Terrestrial Trunked Radio) technology, an international standard for emergency services. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage.

Use of Airwave to Date

Airwave is currently in use in Greater Manchester, Suffolk, West Mercia, Lancashire, North Yorkshire and Leicestershire. Officers in Northumbria are due to begin using the service later this month.

Use of the system by the British Transport Police follows hard on the heels of Airwave's availability within a particular county.

Airwave is also in use at Lancashire Fire and Rescue Service, and is a recommended system for MoD departments.

Feedback from forces shows that Airwave is already making an impact on operational policing.

Officers in both Lancashire and West Mercia have apprehended criminals carrying analogue radio scanners. The criminals had expected to monitor police whereabouts, but this was prevented by Airwave.

The call clarity provided by Airwave has been an advantage to officers in Suffolk and North Yorkshire who were previously hampered by East Coast Interference which meant they were sometimes in contact with Dutch taxi drivers and North Sea trawlers.


mmO2 Contacts:

David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0)771 575 9176

Claire Parker
PR Manager
Airwave
claire.parker@o2.com
t: +44 (0)7712 772771

mmO2 Corporate Communications
t: +44 (0)1753 628402




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 November, 2002                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary